EXHIBIT 99.1

Centerra Gold Confirms Negotiations with the Kyrgyz Government

TORONTO, Jan. 03, 2022 (GLOBE NEWSWIRE) -- Centerra Gold Inc. (“Centerra” or the “Company”) (TSX: CG) (NYSE: CGAU) today confirmed that it is engaged in negotiations with representatives of the Kyrgyz Republic to resolve their disputes related to Centerra’s Kumtor Mine and the seizure of control of the mine by the Kyrgyz government in May 2021.

Further to statements in the Kyrgyz media regarding the potential negotiated transfer of the Kumtor Mine to the Kyrgyz Republic, Centerra expects that the framework for any resolution would involve the following principal terms:

  Centerra receiving the approximately 26.1% in Centerra common shares held by Kyrgyzaltyn JSC (an instrumentality of the Kyrgyz Republic). Upon receipt, Centerra would cancel the shares surrendered by Kyrgyzaltyn JSC.

  The Kyrgyz Republic receiving, and assuming all responsibility for, the Company’s two Kyrgyz subsidiaries and the Kumtor Mine.

  Payment by Centerra of a cash amount equal to the net amount of the three dividends paid by Centerra in 2021 that Kyrgyzaltyn JSC did not receive as a result of the seizure of the mine and certain other financial consideration associated with the settlement of inter-company balances between Centerra and its two Kyrgyz subsidiaries.

  The resignation from Centerra’s Board of Directors of Kyrgyzaltyn JSC’s two nominees.

  Full and final releases of all claims of the parties and termination of all legal proceedings involving the parties in all jurisdictions with no admissions of liability.

Negotiations with representatives of the Kyrgyz Republic are ongoing, and there can be no assurance that any proposed resolution will be consummated or as to the final economic and other terms and conditions of any such resolution, if agreed. Any such resolution would need to be formalized in a definitive agreement and would be subject to compliance with all applicable legal and regulatory requirements and approvals, including any applicable independent valuation or shareholder or government approval requirements.

Cautionary Note Regarding Forward-Looking Information
Information contained in this document which are not statements of historical facts may be “forward-looking information” for the purposes of Canadian securities laws and within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking information involves risks, uncertainties and other factors that could cause actual results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward looking information. The words “believe”, “expect”, “anticipate”, “contemplate”, “plan”, “potential”, “intends”, “continue”, “budget”, “estimate”, “may”, “will”, “schedule”, “understand” and similar expressions identify forward-looking information. These forward-looking statements relate to, among other things: any negotiations or resolution between Centerra and the Kyrgyz Republic and the potential terms and conditions (including legal and regulatory requirements and approvals in connection therewith) of any such resolution.

Forward-looking information is necessarily based upon a number of estimates and assumptions that, while considered reasonable by Centerra, are inherently subject to significant political, business, technical, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking information. Factors and assumptions that could cause actual results or events to differ materially from current expectations include, among other things: uncertainty around the likelihood of a resolution resulting from recent negotiations with representatives of the Kyrgyz Republic and Kyrgyzaltyn JSC; the continued imposition by the Kyrgyz Government of “external management” on Kumtor Gold Company CJSC (“KGC”) or the prolongation of such “external management”; the inability of the “external management” to obtain equipment, spare parts, consumables or other supplies; the Kyrgyz Government taking further steps to nationalize or expropriate the Kumtor Mine, and/or utilizing the purported environmental and tax claims being asserted against KGC to strip KGC of its assets; the impact of changes in, or to the more aggressive enforcement of, laws, regulations and government practices, including unjustified civil or criminal action against the Company, its affiliates or its current or former employees, including the interaction of claims of harm to the environment or human health with the new Kyrgyz Republic law; the uncertainty of potential outcomes in the arbitration process; the inability of the Company and its subsidiaries to collect on or enforce any favorable arbitral and/or court judgement awarded against the Kyrgyz Republic or Kyrgyzaltyn JSC; the presence of a significant shareholder that is a state-owned company of the Kyrgyz Republic; and other actions which could be taken by the Company in response to the ongoing situation involving the Kumtor Mine. For additional risk factors, please see section titled “Risks Factors” in the Company’s most recently filed Annual Information Form available on SEDAR at www.sedar.com and EDGAR www.sec.gov/edgar.

There can be no assurances that forward-looking information and statements will prove to be accurate, as many factors and future events, both known and unknown could cause actual results, performance or achievements to vary or differ materially from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements contained herein or incorporated by reference. Accordingly, all such factors should be considered carefully when making decisions with respect to Centerra, and prospective investors should not place undue reliance on forward looking information. Forward-looking information is as of January 3, 2022. Centerra assumes no obligation to update or revise forward-looking information to reflect changes in assumptions, changes in circumstances or any other events affecting such forward-looking information, except as required by applicable law.

About Centerra Gold
Centerra Gold Inc. is a Canadian-based gold mining company focused on operating, developing, exploring and acquiring gold properties in North America, Turkey and other markets worldwide. Centerra operates two mines: the Mount Milligan Mine in British Columbia, Canada, and the Öksüt Mine in Turkey. While the Company still owns the Kumtor Mine in the Kyrgyz Republic, it is currently no longer under the Company’s control. The Company also owns the pre-development stage Kemess Underground Project in British Columbia, Canada and owns and operates the Molybdenum Business Unit in the United States. Centerra's shares trade on the Toronto Stock Exchange (“TSX”) under the symbol CG and on the New York Stock Exchange (“NYSE”) under the symbol CGAU. The Company is based in Toronto, Ontario, Canada.

For more information:
Toby Caron
Treasurer and Director, Investor Relations
(416) 204-1694
toby.caron@centerragold.com

Additional information on Centerra is available on the Company’s web site at www.centerragold.com and at SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.

A PDF accompanying this announcement is available at http://ml.globenewswire.com/Resource/Download/e0706f0b-5e13-4bad-a9ed-f85783e8b95c